SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated July 11, 2007 re: Acquisition of GTL’s Enterprise and Managed Services business units in India.

press release

Mumbai, July 11, 2007

acquisition of GTL’s Enterprise and Managed Services business units in India strengthens Orange Business Services footprint as an integrated communications solutions provider in India & Asia-Pacific region

France Telecom announced today the acquisition of the enterprise and managed services divisions of GTL Limited, a company specialized in Information and Communication Technology (ICT) including integration and managed services.

This acquisition strengthens the local presence of Orange Business Services, the business communications arm of the France Telecom Group. It improves Orange Business Services capabilities to better serve the needs of Indian and multinational corporations (MNCs) throughout the region, in particular in the following areas :

➢	PBX/IP Voice solutions, WAN/LAN integration and optimization
➢	CRM solutions and CRM application integration capabilities
➢	On-site and remote management of networks, servers, desktops and security services

As a result of this acquisition, Orange Business Services in India will expand its geographical reach and increase its workforce to over 1,590.

The acquired divisions generated revenues of approximately €21m in fiscal year 2006-07, growing 34% year-on-year. It counts 591 employees, including 200 certified engineers, and a customer base of 450 Indian and multinational clients (such as Citibank, Standard Chartered, Deloitte, WNS, First Source, etc.).

Barbara Dalibard, CEO, Orange Business Services stated, “India is a key growth market for our customers. The acquisition of GTL’s Enterprise and Managed Services divisions broadens our ability to deliver best-in-class enterprise services and solutions for our customers in India and throughout the region.” She added, “This investment significantly strengthens our presence in both Network Related Services and in the Asia-Pacific region, two major areas of growth in Orange Business Services strategy to be a leading global communication provider.”

Further commenting on the acquisition, Manoj Tirodkar, CMD, GTL Limited said “Our enterprise business has the finest customer base, most dedicated and performance oriented work force. We have built a world class service Enterprise and Managed Services business and the fact that Orange Business Services, a leading global brand owned by France Telecom is acquiring the business speaks for the quality of assets we have built. The hiving of the enterprise business is part of our efforts to focus on Network Services for Telecom carriers. We are happy to find a partner in Orange Business Services, who will add value to the business and would take care of our employees as well”.

About GTL

Established in 1987, GTL Limited is India’s largest Network Services company, offering services and solutions to address the Network Life Cycle requirements of Telecom Operators and Technology providers (OEM).

GTL’s consolidated income for FY2006-07 (trailing 12 months) ending 31st March, 2007 stood at Rs.11562.8 mn (US$ 258 mn). Today, GTL executes projects in more than 25 countries, has built over 35 cellular networks, installed and commissioned over 20,000 cell sites that connect 20 mn subscribers and has set up over 500 corporate networks & enabled over 51,000 BPO seats..

About France Telecom

France Telecom serves more than 161 million customers in five continents (220 countries or territories) as of March 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 (12.8 billion euros for the 1st quarter of 2007). Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is number three mobile operator and number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

Press contacts:

Bertrand Deronchaine

+33 1 44 44 93 93

bertrand.deronchaine@orange-ftgroup.com

Himangi Tewari    (Mumbai)

+91 124 458-3609

himangi.tewari@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 11, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information